Filed by Sanchez Computer Associates, Inc. pursuant to
Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to
Rules 14a-12 and 14d-9 under the Securities Exchange Act of 1934, as amended
Subject Company: Sanchez Computer Associates, Inc.
Commission File No. 0-21705

ON FEBRUARY 10, 2004, SANCHEZ COMPUTER ASSOCIATES, INC. DISTRIBUTED THE
FOLLOWING CORRESPONDENCE TO ITS EMPLOYEES:

Talking Points

Fidelity National Financial Announces the Acquisition of
Sanchez Computer Associates, Inc.

OVERVIEW

        The purpose of this document is to provide talking points to answer many of the questions that may arise regarding Fidelity National Financial's acquisition of Sanchez Computer Associates, Inc. While this is an internal document, this information may be used externally to address questions and concerns raised by customers, prospects, partners, vendors and other business associates. As always, only authorized personnel may discuss this transaction, or any other proprietary company information, with the media, industry analysts and financial analysts. Please assure your clients that we will work closely with them to determine the strategy that is best for them.

What are the details of the deal?

        Fidelity National Financial (FNF) is pleased to announce that they have signed a strategic merger agreement with Sanchez that will result in Sanchez becoming a subsidiary of Fidelity Information Services, Inc.

        This agreement comes eight months after FNF invested $1.05 billion for ALLTEL Corporation's information services division, now Fidelity Information Services, Inc., to enter the financial information services business. This new agreement is additional confirmation of FNF's commitment to become a dominant player within the financial services, mortgage and title insurance industries as well as a specific commitment to grow its information services business to $2 billion by the end of 2006.

        Sanchez is expected to expand Fidelity Information Services' revenue by more than 10%. Fidelity Information Services had approximately $950 million in sales last year. Fidelity Information Services welcomes the addition of Sanchez and its approximately 400 financial institutions in 22 countries that are running on its software, The joint customer base will benefit from the merged organization's ability to leverage enhanced marketplace expertise as Fidelity Information Services continues to be the leading provider of software and services to the financial services industry.

In light of this acquisition, what is FNF's continuing strategy?

        Fidelity National Financial has made a series of acquisitions to enhance the offerings of Fidelity Information Services. Last year, FNF bought WebTone Technologies Inc., owner of the industry-leading TouchPoint software for customer relationship management, branch automation and call centers; and Hamilton & Sullivan Ltd., a developer of online-banking, wire-transfer, cash-management and account-analysis software. These acquisitions have brought an extended product portfolio to existing Fidelity Information Services' customers and will also offer Sanchez customers the benefit of an extensive end-to-end solution set.

What are the financials of the deal?

        FNF will purchase Sanchez stock at a price of $6.50 per share composed of $3.25 in cash and $3.25 in FNF stock, subject to adjustment under certain circumstances. The FNF stock consideration will be calculated using a trailing twenty-day average calculated two days prior to closing. Sanchez shareholders will have the option to elect any combination of cash and stock, subject to proration such that the overall limitation for the consideration in the transaction will be 50% cash compensation and 50% compensation in the form of FNF stock.

Why has FNF chosen Sanchez?

        Both organizations offer complementary solutions to the financial services marketplace. The acquisition demonstrates a natural strategic fit between FNF's subsidiary, Fidelity Information Services, and Sanchez.

        Both organizations offer scalable solutions that enable real-time processing and are componentized to enable modular migration strategies. Such capabilities offer our customers extensive flexibility in implementation as well as assisting them in gaining competitive advantage through faster product development and therefore speed to market.

        Fidelity Information Services is recognized globally as one of the largest providers of information technology software to the financial services marketplace. With over 1000 clients in more than 50 countries, Fidelity Information Services counts 49 of the top 100 global financial institutions, including 9 of the top 10, as existing customers. Fidelity Information Services is the U.S. leader in deposit servicing, processing more than 30% of deposit accounts for the top 25 U.S. banking companies, including Citigroup Inc., Bank of America Corp., J.P. Morgan Chase & Co., and SouthTrust Corp.

        Sanchez is recognized as a leading financial services solutions player worldwide. Sanchez is known for being an innovative company that has achieved a number of firsts. Sanchez was the first vendor to offer scalable real-time processing, the first to create customer centricity as a design model and the first solutions vendor to successfully market its solutions in the previously communist Eastern European region. Sanchez was the first vendor to offer an end-to-end e-banking solution. Sanchez launched its e-Profile direct banking software in just three months, which fits with one of FNF's key business philosophies: Bias for Action. Sanchez also recognized the need for enterprise customer integration in advance of its competitors.

        In addition, both FNF and Sanchez pride themselves on their ability to utilize their significant experience and expertise within the financial services marketplace to provide leading-edge innovative solutions, while ensuring the focus firmly remains on customer satisfaction. Sanchez has enjoyed year-on-year revenue growth and by the end of 2002 had revenues in excess of $93 million. In addition, through its strong leadership, Sanchez has made significant progress in providing Internet-enabled solutions to its extensive customer base.

        The Sanchez client base includes: Allstate Bank (US); American Express Membership B@nking (US); CharlesSchwabBank (US); Citibank (Toronto); Evolvebank.com (Lloyds TSB-UK); GMAC Bank (US); First Mortgage KFT (Hungary); Krung Thai Bank (Thailand); CIBC (Canada); Royal Bank of Canada; Credit Suisse First Boston; INGVysya (India); ING Postbank (the Netherlands); BPH/PBK (Poland); ING Direct (Canada, US, Spain, Italy, France, UK); Lehman Brothers (US); Metlife Bank (US); Morgan Stanley Dean Witter (US); Scotiabank (Canada); and Sumitomo Mitsui Banking Corporation (New York, Los Angeles, London, Brussels, Paris, Dusseldorf).

What will happen to the solution assets of the organizations?

        Both Fidelity Information Services and Sanchez are committed to providing their customers leading edge IT solutions for the financial services marketplace.

        Sanchez's primary product offering is Sanchez Profile™, a real-time, multi-currency, strategic core banking deposit and loan processing system that can be utilized on both an outsourced and in-house basis. The Sanchez product suite and processing platform is a welcome addition to Fidelity's already large portfolio of products and services. The Sanchez solutions and engineering expertise reaffirm Fidelity Information Services' ability to service the needs of global banks of all sizes, from the very largest global institutions down to smaller community or region-specific banks.

        Fidelity Information Services maintains a portfolio of strategic core processing offerings that are targeted at a wide variety of markets and customer needs. The strategic core processing offerings include Fidelity's Deposits Solution, Fidelity's Lending Solution, Fidelity's Customer Relationship Management Solution, Fidelity's Wholesale Banking Solution, the ACBS Solution, Fidelity's Corebanking Solution, Fidelity's Community Banking Solution, and Fidelity's Mortgage/Residential Lending Solution. Sanchez Profile™ will provide Fidelity Information Services with even more options for providing mission critical core processing offerings to its customers.

        As was the case with the AIS acquisition, Fidelity management will take the two months during the closing process to visit with customers and undertake detailed analysis and planning to operationalize the acquisition. Fidelity will work in partnership with both sets of customers to evaluate the new product and platform capabilities available within the expanded solution set and to ensure that customers are given the opportunity, where appropriate to migrate.

How does this expand FNF's global presence?

        Fidelity National Financial is headquartered in Jacksonville, Florida, with over 50 offices worldwide, including multiple offices throughout the United States and International offices including the United Kingdom, Denmark, Saudi Arabia, Thailand, Singapore, China, Hong Kong, the Philippines and Australia.

        For FNF, the acquisition of Sanchez adds further office locations around the world. Sanchez's global headquarters is based in Malvern, Pennsylvania, (outside of Philadelphia), with offices outside of Pittsburgh, in California and Canada. In addition, Sanchez has a European headquarters in the Netherlands and offices in Poland and Australia.

Executive Comments

        "The Sanchez acquisition underscores FNF's commitment to provide the marketplace with another alternative that moves financial institutions from legacy to future-state, real-time platforms," said FNF Chairman and Chief Executive Officer William P. Foley, II. "Sanchez's management team and technology assets will play key roles in our ongoing focus on modern core banking technologies while mitigating the risks our customers face with the underlying business transformation that is constant in today's financial services marketplace. Additionally, we are very excited about the new customer relationships with leading global banks that Sanchez will bring into the FNF family. We are committed to continuing to provide those customers the top quality products and services they have come to expect from Sanchez."

        Foley reiterated that FNF plans to maintain all of Fidelity Information Services' core systems as well as Sanchez's Profile. "Sanchez will allow us the ability to service even more of the financial services market," Foley said. He also said he would "absolutely not" retire IMPACS, Fidelity's demand deposit system

        "The combined experience of these two leading solutions vendors within the financial services sector totals more than 65 years," said Ernie Smith, President of Fidelity Information Services. "Such experience lends immeasurable expertise that both client bases can take extreme comfort. Both organizations have a strategic intent to continuously innovate through close customer interaction, and the partnering of these organizations can only lead to further technological advances within the marketplace to the mutual benefit of our customers."

        "The real winner of this acquisition is the joint customer base which will be able to benefit from an expanded team of dedicated industry professionals and a combined solution suite that encompasses all aspects of information processing within a financial institution," said Frank Sanchez, Sanchez Chief Executive Officer.

        Michael Sanchez, the chairman of Sanchez Computer, said that FNF's financial strength could help win business from companies that might have been reluctant to bet on the smaller company. "It's better to be a big company," he said in an interview Wednesday. "Fidelity is in it to win, to be the dominant technology solutions provider in this space, and we want to be part of that." Sanchez said that he and his brother Frank, the chief executive officer, plan to stay on after the merger, though their roles have yet to be defined.

Analyst Quotes

        "As institutions continue to refine their customer interaction strategies, branch renewal and customer value objectives remain at the top of priorities. More than ever, technology is an important component to enable financial institutions to attract and serve customers more effectively than competitors. We believe solution vendors who can deliver best-of-breed functionality and tie all the channels together with proven integration capabilities that connect to the back office will have a market advantage. Fidelity's acquisition of WebTone and its TouchPoint solution combines these capabilities under one brand. The promise of front-to-back-office multichannel integration for larger financial institutions with disparate channel networks has moved closer to reality." Bill Bradway, Financial Insights

        "Fidelity's IMPACs is now the most widely installed deposit system at top 100 US banks and thrifts, surpassing both other vendor products and the use of proprietary systems." Robert Hunt, TowerGroup

        "Sanchez... developed all of its technology with the intent of delivering real-time information across multiple channels with high volumes. It has a very robust back-office offering that when coupled with its middleware solution (which enables data consistency across all channels as it interfaces to multiple front and back ends) makes it a strong contender for back office processing. It has significant experience in Web clients due to its customization work during the early Internet days that also makes it a strong candidate for the front office solution." "Selecting an Internet Retail Banking Vendor Not as Simple as it Used to Be" -Giga Information Group

Next Steps

        The FNF Board of Directors has approved the transaction and no separate FNF shareholder approval is required. Closing of the transaction is expected in the second quarter of 2004, subject to approval by Sanchez shareholders and regulatory and other customary conditions. As more information and plans become available, they will be shared with employees and customers.

Additional Information

        This announcement does not constitute an offer of any securities for sale. In connection with the proposed transaction, FNF and Sanchez will file a registration statement, proxy statement and prospectus with the Securities and Exchange Commission. INVESTORS AND SHAREHOLDERS ARE ADVISED TO READ THESE AND ALL RELATED DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of the registration statement, prospectus, proxy statement, and related documents when they become available from the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of these documents may also be obtained at Sanchez's website at www.sanchez.com and at FNF's website at www.fnf.com.

        In addition to the registration statement, prospectus, proxy statement, Sanchez and FNF file annual, quarterly and current reports, proxy statements and information with the SEC. You may read and copy any reports, statements or other information filed by Sanchez or FNF at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the commission's other public reference rooms in New York, N.Y. and Chicago, Ill. Please call the SEC at 800-SEC-0330 for further information on the public reference rooms. Sanchez and FNF filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the commission at www.sec.gov.

Cautionary Statement

        Certain statements in this announcement are "forward-looking statements," including statements regarding the timing and expected completion and benefits of the FNF acquisition of Sanchez. These statements are subject to a number of risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements.